PRIMEDIA Inc. 3585 Engineering Drive Norcross, Georgia 30092 Tel: 678.421.3000 Fax: 815.301.6657

September 29, 2010

VIA EDGAR and FACSIMILE (703) 813-6967

Mr. Justin Dobbie
Special Counsel
Securities and Exchange Commission
Washington, D.C. 20549

Re:       PRIMEDIA Inc.
Form 10-K
Filed March 11, 2010
File No. 001-11106

Definitive Proxy Statement on Schedule 14A
Filed April 19, 2010

Dear Mr. Dobbie:

By this letter, PRIMEDIA Inc. is responding to the comments contained in your letter dated September 21, 2010.  The following numbered comments and responses in this letter correspond to the numbered comments in your letter.  Each explanation is preceded by the text of the comment to which it responds.

Definitive Proxy Statement on Schedule 14A

Proposal 1 – To elect ten Directors, each for a term of one year, page 5

1.
We note your statement that the biography of each director contains information regarding the person’s knowledge, experience and skills that caused the board to determine that the person should serve as director. Please revise your disclosure to specifically discuss, in the biography of each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company on an individual basis. Your current disclosure is too general. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05.

Mr. Justin Dobbie
Securities and Exchange Commission
September 29, 2010

Response:

We would direct the Staff to the disclosure contained on page 15 of the Company’s 2010 Proxy Statement (under the heading “Stockholder Recommendations or Nominations for Director”) with respect to the specific experience, qualifications, attributes and skills that led to the conclusion that each of its director nominees should serve (and were qualified to serve pursuant to the Company’s Corporate Governance Guidelines) as directors of the Company.  This information was placed in this section of our Proxy Statement (and not in the directors’ biographical section of the Proxy Statement) because it corresponds to the specific qualifications required of our directors pursuant to our Corporate Governance Guidelines.  We believed placing this information in this location increased the overall readability of Proposal 1 and emphasized its relevance and importance as it related to compliance with our Corporate Governance Guidelines.

However, in future filings, beginning with its 2011 Proxy Statement, the Company will revise its disclosure to specifically discuss – in the biography of each director nominee – the specific experience, qualifications, attributes or skills that led to the conclusion that the nominee should serve as a director for the Company on an individual basis.

Using the disclosure contained in the Company’s 2010 Proxy Statement on pages 6-8 and page 15 as an example, the Company’s disclosure in future filings is expected to include text similar to the following under each individual director’s biography:

David A. Bell
The Board of Directors believes Mr. Bell’s executive experience as a former Chief Executive Officer of various international businesses, combined with his specialized knowledge of advertising, marketing practices and digital media, accounting and finance, corporate governance, risk management and strategic management qualify him to continue to serve on the Company’s Board of Directors.

Beverly C. Chell
The Board of Directors believes Ms. Chell’s extensive executive management experience with the Company and industry knowledge with an emphasis on digital media, together with her strong skills in corporate accounting and finance, operations management, strategic planning and public company executive compensation qualify her to continue to serve on the Company’s Board of Directors.

Daniel T. Ciporin
The Board of Directors believes Mr. Ciporin’s accounting and finance background, together with his industry knowledge and experience leading technology and e-commerce-oriented companies and strategic planning expertise qualify him to continue to serve on the Company’s Board of Directors.

Meyer Feldberg
The Board of Directors believes Mr. Feldberg’s academic experience (including having served for 15 years as Dean of the Columbia Business School), his civic experience (including serving as President of NYC Global Partners), his business experience (including serving as Senior

Mr. Justin Dobbie
Securities and Exchange Commission
September 29, 2010

Advisor at Morgan Stanley), as well as his public company board experience (including at Macy’s, Revlon, Sappi and UBS Funds) and his familiarity with the Company, qualify him to continue to serve on the Company’s Board of Directors.

Perry Golkin
The Board of Directors believes Mr. Golkin’s strong background in corporate and portfolio management and accounting and finance, with extensive experience in mergers and acquisitions, including in a private equity context, risk management, public company executive compensation and strategic planning qualify him to continue to serve on the Company’s Board of Directors.

H. John Greeniaus
The Board of Directors believes Mr. Greeniaus’ executive experience as the former Chairman and Chief Executive Officer of Nabisco, as well as other previous executive management roles at Pepsico, J. Walter Thompson, Proctor & Gamble and G-Force, a financial services company, provide him with extensive executive management experience, with strong skills in corporate accounting and finance, corporate governance matters, risk management, public company executive compensation and strategic planning and qualify him to continue to serve on the Company’s Board of Directors.

Dean B. Nelson
The Board of Directors believes Mr. Nelson’s long tenure at the Company, where he has served as Chairman since 2003 (and President and Chief Executive Officer from October 2005 to September 2007) has provided the Company with stable long-term leadership, critical insight and a wealth of industry knowledge. In addition, the Board of Directors believes Mr. Nelson’s experience with digital media, together with his strong skills in corporate accounting and finance, operations management and strategic planning qualify him to continue to serve on the Company’s Board of Directors.

Kevin J. Smith
The Board of Directors believes Mr. Smith’s executive management experience, particularly his substantial expertise in financial, risk management and strategic planning matters gained from his service as Chief Financial Officer of R.R. Donnelley and Heidrick & Struggles, qualify him to continue to serve on the Company’s Board of Directors.

Charles J. Stubbs
The Board of Directors believes Mr. Stubbs’ brings critical perspective to our Board of Directors through his service as Chief Executive Officer of the Company.  As our Chief Executive Officer, Mr. Stubbs possesses a unique insight and understanding of our operations and business strategy.  Further, the Board of Directors believes Mr. Stubbs’ extensive background in digital media qualifies him to continue to serve on the Company’s Board of Directors.

Mr. Justin Dobbie
Securities and Exchange Commission
September 29, 2010

Thomas C. Uger
The Board of Directors believes Mr. Uger’s strong background in corporate and portfolio management and finance, particularly in related industries, together with his extensive experience in mergers and acquisitions and strategic planning qualify him to continue to serve on the Company’s Board of Directors.

2009 Executive Compensation Components page 21

2.	Please disclose how the committee “considers market data” in making compensation decisions and the types of market data you use.

Response:

In making compensation decisions, the Compensation Committee from time to time may use market data to assess whether the Company’s pay practices (including regular merit increases as further discussed below) are competitive with companies against which the Compensation Committee believes the Company competes for executive management personnel.  The Compensation Committee does not have a formalized set of data it may review and, to the extent any such data is used, it is most often obtained through publicly available sources.  Accordingly, the Company does not target compensation (i.e., “benchmark”) at a specific percentile or within any targeted range based on any established peer group.  As disclosed on page 21 of our 2010 Proxy Statement, any data the Compensation Committee may review is merely one of a variety of factors the Committee may consider in setting base salaries – along with the level of responsibility of the named executive officer’s position, the experience of the executive, the executive’s performance and the achievement of Company objectives.

In future filings, beginning with its 2011 Proxy Statement, the Company will provide additional disclosure regarding market data to the extent it is used in making compensation decisions for that year, including the types of data used and the companies surveyed.

3.
Please disclose how you determined that each of your named executive officers, other than Messrs. Nelson and Stubbs, was entitled to a base salary increase of 2.5-3%. Specifically discuss the process you undertook for each officer.  Include any companywide financial performance measures used and describe the non-financial performance measures for each executive and how you determined that these were met.

Response:

As detailed on page 21 of our 2010 Proxy Statement, the process for determining increases in 2009 base salaries for each of our named executive officers (other than Messrs. Nelson and Stubbs) was the same.  The process, which is effectuated through an internal merit review of each member of the Company’s management team, is based on a number of qualitative and quantitative factors, including the level of responsibility of the position, the experience of the executive, the executive’s performance and the achievement of Company objectives.  The process for determining changes to 2009 base salaries was subjective and non-formulaic, and the Compensation Committee did not apportion any particular percentage of any salary increase to

Mr. Justin Dobbie
Securities and Exchange Commission
September 29, 2010

either performance or competitive pay levels; rather, the Compensation Committee placed a particular emphasis on the Chief Executive Officer’s performance assessments and recommendations with respect to each of our other named executive officers.  To that end, it was the Chief Executive Officer’s view that each such officer had performed satisfactorily during 2009, and thus he recommended, and the Compensation Committee concurred, that it would be appropriate that each officer’s base salary (other than the base salaries for Messrs. Nelson and Stubbs) be increased slightly upward by 2.5-3%, notwithstanding the difficult operating environment the Company faced during 2009.

In future filings, beginning with its 2011 Proxy Statement, the Company will provide additional disclosure regarding the process for determining base salary decisions similar to the disclosure provided above, particularly to the extent the process with respect to a named executive officer differs materially from that of other named executives.

*           *           *           *           *

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above information responsive to the Staff’s comments and will be happy to discuss it further should you desire.

Sincerely,

PRIMEDIA Inc.

/s/KEITH L. BELKNAP, JR.

Keith L. Belknap, Jr.
Senior Vice President and General Counsel

cc:        Mr. Charles Stubbs, PRIMEDIA Inc.
Ms. Chanda DeLong, Securities and Exchange Commission